August 17, 2005	David R. Wilson David.Wilson@hellerehrman.com Direct +1.206.389.4264 Direct Fax +1.206.515.8918 Main +1.206.447.0900 Fax +1.206.447.0849

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3561
Re:	Costco Wholesale Corporation

Registration Statement on Form S-3

Filed June 8, 2005

File No. 333-125637

Dear Mr. Owings:

We are in receipt of the staff's comment letter dated August 15, 2005 with respect to the above-referenced registration statement. Registrant has filed Amendment No. 3 to its Registration Statement, which contains revised disclosure in response to the staff's comments. Registrant has responded to the staff's comments as set forth below.

The Rescission Offer, page 23

Background and Reasons for the Rescission Offer, page 23

1.	Please refer to comment 2 in our letter dated August 2, 2005. Please add in the interest rate related to rescission offers for the District of Columbia in the table on page 25.

Response: We have included the interest rate for the District of Columbia in the table.

The Terms of the Rescission Offer, page 24

.	In the legality opinion, counsel assumes that you have issued shares in accordance with your articles of incorporation and bylaws, and any related

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agreements. This is an inappropriate assumption as counsel assumes material facts underlying the opinion. Please revise.

Response: The opinion as filed did not make the assumption stated in the comment. The opinion assumed that the shares were issued in accordance with the Plan. The opinion has been revised to remove that assumption. The staff should be aware that none of the shares purchased by the 401(k) Plan for participants' accounts were issued by the Company to the Plan. Instead, all of the shares were purchased by the Plan administrator in the market. Accordingly, if these shares had registered on Form S-8 prior to purchase by the Plan, under Item 8 of Form S-8, an opinion would not have been required.

We intend to seek acceleration of the effectiveness of the registration statement as soon as the staff has advised us that it has no further comments. Please address any additional questions or comments to the undersigned by telephone at (206) 389-4264 or by fax at (206) 447-0849.

Sincerely,

/s/ David R. Wilson
David R. Wilson

cc: Mr. John Sullivan